Exhibit 99.1

Medigus Announces The Global Commercial Launch of The Next
Generation of The MUSE™ System for the Long-term Treatment of GERD

Physicians can benefit from the latest technological advancements in microvisual, ultrasonic and endostapling to perform transoral fundoplication more effectively with the latest generation of the MUSE system

OMER, Israel, June 14, 2016 — Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and a leader in direct visualization technology, today announced the global launch of the newest technological generation of the Medigus Ultrasonic Surgical Endostapler, or MUSE™ system. The MUSE system is a leading minimally-invasive option for the long-term treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. Now in its seventh generation, system updates offer physicians enhanced usability through an improved ultrasound algorithm, a redesigned distal tip and enhanced software.

“Our newest generation of MUSE offers gastroenterologists enhanced capability through cutting-edge advancements in microvisual, ultrasonic and endostapling technology, allowing them to perform transoral fundoplication with a more advanced system and improved usability,” said Chris Rowland, CEO of Medigus.

System features that have been updated include:
•	A redesigned distal tip to allow for easier insertion
•	An improved console which now supports carbon dioxide insulation, allowing for quicker absorption
•	An enhanced ultrasound algorithm, which enables a more streamlined procedure
•	A refined GUI (Graphic User Interface), which enables more effective transmission of information from the device to the console

“I am pleased to introduce the technologically enhanced MUSE in my practice, as I believe the system offers unique benefits over existing therapies in GERD management,” said Dr. Shinil Shah, DO, General Surgeon at Memorial Hermann. “In my experience, transoral fundoplication with MUSE is a safe alternative to invasive surgery and may be the preferred method by patients who are looking for a long-term solution for their troublesome reflux symptoms.”

Since its introduction, several transoral fundoplication procedures have been performed with the Gen 7 MUSE system by leading healthcare institutions, including Indiana University Health, Memorial Hermann and Borland-Groover Clinic.

Learn more about the MUSE system at www.medigus.com.

About The MUSE™ System
The MUSE™ system is a leading technology in Transoral Fundoplication (TF) procedures. The system allows a single physician or surgeon to perform anterior partial fundoplication with standard surgical staples in a less invasive way, compared to other surgical procedures. The intuitive endosurgical platform consists of a single use flexible surgical endostapler, equipped with a proprietary miniature camera, an ultrasonic sight and a range finder. The endostapler includes a handle with controls, an 80cm flexible shaft, a 5 cm rigid section holding a cartridge with 5 standard 4.8 mm titanium surgical staples, a ratchet controlled one-way articulating section, and a distal tip. The MUSE system is FDA cleared and CE marked, and has also has obtained the necessary licenses to market the product in Canada and Israel. For more information, visit www.RefluxHelp.com.

About Medigus
Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. They are the pioneer developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals. MUSE is gaining adoption in key markets around the world – it is available in world-leading healthcare institutions in the U.S., Europe and Israel. Medigus is also in the process of obtaining regulatory clearance in China. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com or www.RefluxHelp.com.

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words.  By their nature, Forward-Looking Statements involve uncertainties which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Among the factors which may cause the actual results to differ from the Forward-Looking Statements are changes in the target market and the introduction of competitive products, our ability to secure favorable reimbursement rates, regulatory, legislative and policy changes, and clinical results. Other risk factors affecting the company are discussed in detail in the Company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

MEDIA CONTACT:
Chantal Beaudry/ Carrie Yamond
Lazar Partners Ltd.
212-867-1762
cbeaudry@lazarpartners.com
cyamond@lazarpartners.com

INVESTOR RELATIONS (U.S.):
David Carey
Lazar Partners Ltd.
212-867-1768
dcarey@lazarpartners.com

INVESTOR RELATIONS (Israel):
 Iris Lubitch/ Noam Yellin
SmarTeam
972-3-6954333
Iris@Smartteam.co.il
Noam@Smartteam.co.il